

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

June 8, 2010

Kenneth W. Smith
Senior Vice President and Chief Financial Officer
Gibraltar Industries, Inc.
3556 Lake Shore Road, P.O. Box 2028
Buffalo, New York 14219

> **Re: Gibraltar Industries, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **File No. 0-22462**

Dear Mr. Smith:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

MD&A, Results of Operations, page 27

1.   Please revise future annual and quarterly filings to quantify the impact that changes in volumes sold, selling prices, and product mix had on net sales during each period presented.

Note 5. Goodwill and Related Intangible Assets, page 59

2.   We note that the remaining balance of goodwill and indefinite-lived intangible
        assets represent 44% of total assets and 82% of total equity at December 31, 2009
        and 48% of total assets and 85% of total equity at March 31, 2010. We also note
        that during significant portions of these periods, as well as currently, your market
        capitalization was and is significantly below your net book value based on quoted
        prices of your common stock. Please explain to us how you determined the
        significant assumptions underlying your impairment analyses are reasonable and
        appropriate. Also, please provide us a comprehensive explanation and
        reconciliation of the total estimated fair values of your reporting units and your
        current market capitalization, including factors, such as a control premium, that
        support the reasonableness of the fair value estimates in your most recent
        impairment analyses.

Note 20. Subsequent Event, page 80

3.   We note that the sale of your Processed Metal Products segment was part of an
        ongoing strategic plan. Please tell us the specific events and circumstances that
        led to the sale of this segment. Please also explain to us why this segment did not
        meet the criteria of a discontinued operation as of December 31, 2009.

Item 9A. Controls and Procedures, page 90

4.   We note your management's conclusion regarding the effectiveness of your
        disclosure controls and procedures, which appears to be based on the definition in
        Rules 13a-15(e) and 15d-15(e) under the Exchange Act. As stated, however, your
        description does not fully conform to the definition set forth in those rules. In this
        regard, we note that your description does not indicate that your disclosure
        controls and procedures are designed to ensure that information you are required
        to disclose in reports that you file or submit under the Exchange Act is recorded,
        process, summarized and reported, within the time periods specified by our rules
        and forms, and includes, without limitation, controls and procedures designed to
        ensure that information required to be disclosed in such reports is accumulated
        and communicated to your management, including your principal executive and
        principal financial officers, or persons performing similar functions, as
        appropriate to allow timely decisions regarding required disclosure. Please
        confirm this to us and revise accordingly in future filings. Alternatively, you may
        simply state in future filings that your certifying officers concluded that your
        disclosure controls and procedures were effective on the applicable dates.

5.   We note your statement that your disclosure controls and procedures are designed
        to provide "reasonable assurance." Please confirm to us, and revise accordingly
        in future filings, that your disclosure controls and procedures are effective at the

reasonable assurance level as well. Alternatively, please remove the reference to the level of assurance of your disclosure controls and procedures.

Item 15. Exhibits and Financial Statement Schedules, page 93

6.   It appears that you have omitted the schedules and exhibits referenced in your Third Amended and Restated Credit Agreement dated July 24, 2009, and the schedules referenced in Amendment No.1 to the Third Amended and Restated Credit Agreement dated January 29, 2010. Please file with your next periodic or current report, complete copies of these agreements, including all schedules and exhibits referenced therein. See Item 601(b)(10) of Regulation S-K.

Exhibits 31.1, 31.2, and 31.3

7.   In future filings, please file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K, without modifying the text in paragraphs 4, 4(d), and 5. Please also comply with this comment in your future quarterly reports on Form 10-Q.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A

Compensation Discussion and Analysis, page 9

8.   We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Overview, page 9

9.   It appears that your compensation committee benchmarks elements of your executive compensation against amounts paid by your peer group of companies to their executives. In future filings, please identify each benchmark and indicate where actual compensation amounts fell relative to targeted amounts. See Item 402(b)(2)(xiv) of Regulation S-K.

10.   We note your disclosure in the second paragraph on page 11. In future filings, please clarify how you determine the precise number of performance share units to award each named executive officer in the event your total shareholder return exceeds or falls short of the median total shareholder return of your peer group of companies.

Elements of Our Compensation Program, page 11

Long-term Equity Incentive Plan, page 14

11.   We note that the restricted stock units awarded to Mr. Kornbrekke vest in only
      one year, whereas the restricted stock units awarded to your other named
      executive officers vest equally over a four-year period. With a view toward
      disclosure in future filings, please explain why you applied a different vesting
      schedule to Mr. Kornbrekke's RSU award. For instance, clarify whether this
      vesting schedule was meant to serve the same function as the grant of additional
      restricted stock units.

Certain Relationships and Related Transactions, page 37

12.   We note that it is your policy and procedure to obtain approval for transactions
      and business relationships with any director, nominee for director, executive
      officer, or any family member of a director, nominee for director or executive
      officer from the Nominating and Corporate Governance Committee. In future
      filings, please discuss the standards to be applied pursuant to such policies and
      procedures. See item 404(b)(1)(ii) of Regulation S-K.

      Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in
  the filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing;
  and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson, Staff Accountant, at (202) 551-3753 or Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding our comments on the financial statements and related items. Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

John Hartz
Senior Assistant Chief
Accountant